FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SeeInstruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . . .0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Quicke, John	2. Issuer Name and Ticker or Trading Symbol Sequa Corporation - SQAA					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner
(Last) (First) (Middle) c/o Sequa Corporation 200 Park Avenue, 44th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year December 24, 2002		X Officer (give title below) Other (specify title below) President and Chief Operating Officer
(Street) New York, NY 10166			5. If Amendment, Date of Original (Month/Day/Year) December 20, 2002		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Class A Common Stock	12/24/02 (1)		G (2)	V	400	D		15,162	D
	12/24/02 (1)		G (2)	V	400	A		1,000	I (3)	by minor sons and by trusts

  FORM 4 (continued)                           Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver- sion or Exercise Price of Deriv- ative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:  (1) On December 20, 2002, reporting person filed a Form 4 with an incorrect transaction date. (2) The gift of 200 shares to two trusts, each for the benefit of a minor son of the reporting person, was made on December 24, 2002.  The minor sons share reporting person's household.  The reporting person's spouse is a trustee of the trusts.  (3)  The reporting person disclaims beneficial ownership of all securities held by his sons and the trusts and this report shall not be deemed an admisssion that the reporting person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.